UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 13, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Manual for Participation in Shareholders' Meetings

Extraordinary Shareholders' Meeting
December 19, 2011.


With the creation of CPFL Renováveis, the CPFL Energia Group is already becoming a Latin America benchmark in generation from alternative energy sources.

Contents

1. Message from the Chairman of the Board of Directors 4

2. Message from the Chief Executive Officer 5

3. Guidelines for Participation in the Shareholders' Meeting 7

3.1. Attending Shareholders 8

3.2. Shareholders represented by proxies 8

3.3. Holders of ADR's 9

4. Standard Power of Attorney 11

5. Call Notice 17

6. Documents and Information on the Subjects to be Examined and Discussed at the Extraordinary Shareholders' Meeting 25

6.1. Management Proposal 26

a. To approve the revision to the Company's By-laws 26

b. To approve the consolidation of the By-laws 26

c. To approve the adjustment of the total compensation of the management of the Company, previously set forth in the Shareholders' Meeting held on April 28, 2011, in view of the redistribution of the amounts of the compensation of the management among the Company and its controlled companies, without increase to the global compensation set forth for the management of all companies of the CPFL Group 26

d. To ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76, (i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. ("ERSA"), which resulted in the acquisition of the indirect control, by the Company, of ERSA by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., pursuant to the ratification proposal presented by the Management of the Company; and (ii) the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda. based on the net worth of ERSA on July 31, 2011, for purposes of determination of the amounts provided in item II of article 256 of Law No. 6.404/76. Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda. on ERSA, the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76 28

e. To acknowledge the resignation of the alternate member of the Board of Directors of the Company, as well as elect its replacement who shall remain in his position until the end of the current term 30

Message from the Chairman of the Board of Directors



Dear Shareholders,

We are pleased to invite you to the next Extraordinary Shareholders' Meeting (" **AGE**" or "**Shareholders' Meeting**") of CPFL Energia S.A. ("**Company**"), to be held on December 19th, 2011, at 10:00 am, in our head office, located at Rua Gomes de Carvalho, No. 1.510, 14th floor, in the City of Sao Paulo.

This Manual has the purpose of providing you with the necessary information in order that you may exercise your right to vote in this AGE, in which will be discussed relevant proposals for the Company.

The Board of Directors proposes the amendment of the By-laws, for two purposes: firstly, to adapt it to the newrules provided in the By-laws of the Novo Mercado of BM&FBovespa ("Novo Mercado") in force since last May 10th and secondly, to reflect the adjustments of the Transformation Program of the Company's organizational structure and of its controlled subsidiaries, which aims to align the structure of CPFL Group to both internal and external contexts, providing increased efficiency and effectiveness, speeding up the process of decision-making and contributing to the growth and strengthening of business. The review of the compensation of the management, established in the Annual Shareholders' Meeting held on April 28th, 2011, will also be discussed in order to redistribute such compensation values among the directors of the Company and of its controlled subsidiaries, with no additional cost, however, to the aggregate value fixed to the directors of the companies of the CPFL group.

Furthermore, we are proposing the replacement of an alternate member of the Board of Directors, who has presented his resignation and, also, the ratification of the merger of a controlled company - Nova CPFL , into ERSA – Energias Renovaveis S.A., which lead to the acquisition of the indirect control, by the Company, of ERSA (by its direct subsidiaries). As a consequence of the merger, CPFL Energia Renovaveis S.A. has been created as the Latin America's major company of alternative sources generation of power.

Hoping that this Manual will be useful, informative and contribute to provide substance to your decision upon clear and objective information, we thank you in advance for your presence and participation in the Shareholders' Meeting.

Murilo Passos
Chairman of the Board of Directors

2 2.Message from the Chief Executive Officer



Dear Shareholders,

As we traditionally do, this Manual reflects our commitment to support the Company´s shareholders in their participation in the meetings. Here you will find clear and precise information upon the matters that will be discussed, as follows:

The proposal to amend the By-laws provides for new composition of the Board of Officers. The positions of Distribution, Generation and Commercialization Vice Presidents are extinguished in the same act that is created the positions of Operations Vice President Officer and Institutional Relations Vice President Officer. The new structure of the Board of Officers of the Company is also reflected in controlled companies. The positions of Chief Executive Officer, in the subsidiary companies of distribution, generation and commercialization of energy will be occupied by executives of the CPFL Group. These changes are embedded within the Transformation's Program of CPFL Energia, and aim to prepare for a new context of business, through adjustments in management structure, allowing greater integration and synergy among the areas, and the incorporation of a new organizational culture to enable the company to act in a more competitive environment.Therefore, the positions occupied by the the CPFL Energia's Officers at its controlled companies will be occupied by other executives, adding knowledge and providing new opportunities of growth to experienced and skilled professionals of the CPFL Group.

For such reason, the review of the Directors' compensation of the CPFL Group's companies is important, in order to adapt it to the new organizational structure, redistributing the compensation values among the Company and its controlled companies, with no additional cost to the value originally approved by the 2011Annual Shareholders' Meetings.

Furthermore, we will discuss upon the proposal of ratification of acquisition of the control of ERSA, through the merger of Nova CPFL by ERSA, which is now denominated as CPFL Energias Renováveis S.A. This merger is an important milestone in the strategy of strengthening our position in the renewable energy segment. CPFL Renováveis has an initial portfolio consisting of operational assets, enterprises in construction and development projects of small hydroelectric power plants and thermal power plants for cogeneration of energy, wind farms, source that has been growing as the world's number one and also in Brazil.

Thanking you for the support and confidence in the future of the Company, we reaffirm our commitment to the principles of transparency, fairness, accountability and corporate responsibility, and ethics in conducting the businesses of the CPFL Group.

Wilson Ferreira Jr.
Chief Executive Officer

3 Guidelines for Participation in the General Shareholders' Meeting

Shareholders may be present at the Company's head office on the date of the Shareholders' Meeting and personally cast their votes there or, if they are unable to be present, they may issue a proxy, observing the following rules of legitimacy and representation:

3.1. Attending Shareholders:

Shareholders wishing to attend the Shareholders' Meeting should present in person a few minutes prior to the time mentioned in the Call Notice (i.e., 10h00 am), with the following documents:

(i) In case of individuals – identification document;
(ii) In case of legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the officers); and
(iii) In case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the By-laws of the Investment Fund, or the By-laws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

3.2. Shareholders represented by proxies:

Shareholders who are unable to be present at the Shareholders' Meeting may be represented by an attorney in fact appointed less than one (1) year prior to the Shareholders' Meeting, in accordance with the provisions of Paragraph 1 of Article 126 of Law No. 6,404/76 ("**Brazilian Corporate Law**").

Powers of attorney may only be granted to persons who fulfill at least one of the following requirements: (i) they should be a shareholder or officer of CPFL Energia, (ii) an attorney, or (iii) a financial institution, in which case, it is the responsibility of the investment fund manager to represent the investors.

Representation documents:

- Proxy instrument (Power of Attorney), with special powers of representation in the Shareholders' Meeting; and
- Proof of ownership of shares issued by CPFL Energia, provided by the depositary institution and/or custodian agent; and
- By-laws or Articles of Association and minutes recording the election of the Officers, if the shareholder is a Corporate Entity.

Article 13 of the Company's By-laws sets forth that the representation documents described above shall be delivered in the head office of the Company until 10h00 am of the day preceding the date of the Shareholders' Meeting (i.e., December 18th, 2011).

The purpose of requesting the previous delivery of power of attorney by shareholders who wish to be represented by legally appointed attorneys in fact is provided in the Company's By-laws, and aims to merely assist in the preparation of the documentation, and is not intended to be any kind of impediment or hindrance to the participation of shareholders legally entitled to vote. Therefore, the shareholder who attends the Shareholders' Meeting bearing the documents mentioned above shall be able to participate and cast votes, even if such documents have not been delivered in advance.

To facilitate representation of shareholders in the Shareholders' Meeting, the Company provides in this Manual a standard power of attorney, by means of which shareholders may appoint a company officer, whose details are shown below, to represent them, at no cost, and strictly in accordance with the powers granted, with the information described below:

> GISÉLIA SILVA, Brazilian, single, lawyer, bearer of the Identity Card RG n° 40.142.764-32, enrolled with OAB/RS under No. 53.834 and with CPF/MF under nº. 390.708.590-68, resident and domiciled in the city of São Paulo, State of São Paulo, with office at Rua Gomes de Carvalho, nº 1.510, 14th floor.

Please note that powers of attorney issued abroad should be notarized by a Notary Public and should also be consularized by a Brazilian Consulate and translated into Portuguese by a certified translator.

The proxy documents should be sent to the registered offices of CPFL Energia, c/o the Corporate Governance Department at the following address: Rua Gomes de Carvalho, nº 1.510, 14th floor, Zip Code 04547-005, São Paulo/SP, Brazil.

3.3. Holders of ADR's:

The custodial financial institution for the Company's American Depositary Receipts ("**ADRs**") in the United States of America is DEUTSCHE BANK TRUST COMPANY AMERICAS ("**DEUTSCHE**").

DEUTSCHE will send the proxies to the holders of ADRs, to enable them to exercise their voting rights. DEUTSCHE will be represented at the Company's Shareholders' Meeting by its agent in Brazil, Banco Bradesco S.A.

We remind you that our Investor Relations Department is at your disposal to provide any further information you may require in relation to the procedures, timeframes and information relating to the Shareholders' Meeting.

E-mail Address: ri@cpfl.com.br
Contact by Phone: + 55 19 3756 6083

4 Standard
Power of Attorney

POWER OF ATTORNEY Agenda:

By means of this power of attorney,

[SHAREHOLDER], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE] ("Principal"),

or

[SHAREHOLDER], enrolled in the Corporate Taxpayers Register - CNPJ/MF under nr. [•], with headquarters in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE], herein represented by its legal representative ("Principal"),

Appoints and retains as their Attorney-in-fact Mr. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity document - RG nr. [•], enrolled in the Individual Taxpayers Register CPF/MF under nr. [•], resident and domiciled in the city of [•], State of [•], at Rua [•], [NUMBER], [ADDITIONAL DETAILS], [ZIP CODE]) ("Attorney-in-fact"),

To represent him/her/it, as a shareholder of CPFL ENERGIA S.A. ("Company"), in the Extraordinary Shareholders' Meeting to be held at the first call on December 19th, 2011, at 10:00 am, and, if necessary, at the second call at a date to be advised in due course, at the Company's head office, located at Rua Gomes de Carvalho, nr. 1,510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, being authorized to examine, discuss, present justification and vote in the name of the Principal, in accordance with the instructions established below, on the matters on the Agenda.

For the purposes of granting this power of attorney, the powers of the Attorney-in-fact are limited to attending the Shareholders' Meeting and exercising the vote in accordance with the following voting instructions, not being entitled or obliged to take any measures other than those required to comply with this power of attorney. The Attorney-in-fact is authorized to abstain from any decision or matters on which he has not received, at his discretion, sufficiently specific voting instructions.

Agenda:

a. To approve the amend of the Company's By-laws, to:
(i) **Adapt it to changes of the List of Regulation of the New Market of BM&FBovespa ("Regulation of New Market") upon:**
(i.1) The inclusion of:

(i.1.1) Sole Paragraph of Clause 1		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.2) New Clause 13 and new Sole Paragraph		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.3) New Clause 14 and first and second paragraphs		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.4) First Paragraph of the new Clause 15		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.5) New Clause 15		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.6) Sub item "ab" of new Clause 17		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.7) Second Paragraph of new Clause 26		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.8) First Paragraph of Clause 39		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.9) Second Paragraph of Clause 39		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.10) New Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.11) First Paragraph of new Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.12) Second Paragraph of new Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		

(i.1.13) New Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.14) First Paragraph of new Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.15) Second Paragraph of new Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.16) Third Paragraph of new Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.17) Forth Paragraph of new Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.1.18) New Clause 45		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2) Amendments in the wording:		
(i.2.1) Sub item "I" of current Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.2) Current Clause 37		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.3) Current Clause 38		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.4) Current Clause 38, which has been renumbered as Clause 36 and sole paragraph, that will unfold in the new Clauses 37 and 38		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.5) New Clause 37		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.6) New Clause 38		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.7) Current Clause 39		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.8) Current Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.2.9) Current Clause 44		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3) Exclusion of:		
(i.3.1) First Paragraph of current Clause 29		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3.2) Current Clause 41		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3.3) Sole Paragraph of Current Clause 41		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3.4) First Paragraph of Current Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		

(i.3.5) Second Paragraph of Current Clause 42		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3.6) Current Chapter IX		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(i.3.7) Current Clause 43		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii) Adapt it to the new composition and attributions of the Board of Officers, in accordance with the organizational restructuring undertaken by the Company and approved by the Board of Directors on the Shareholders' Meeting held on May 25, 2011, upon:		
(ii.1) Inclusion of:		
(ii.1.1) New sub item "b" of the Sole Paragraph of Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.1.2) New sub item "c" of the Sole Paragraph of Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2) Amendments in the wording of:		
(ii.2.1) sub item "a" of current Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.2) sub item "w" of current Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.3) sub item "x" of current Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.4) Current Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.5) Sub item "a" of the current sole paragraph of the current Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.6) Sub item "c" of the current sole paragraph of the current Clause 19, which becomes the new sub item "e" of the Sole Paragraph of the new Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.7) Sub item "g" of the current sole paragraph of the current Clause 19, which becomes the new sub item "f" of the Sole Paragraph of the new Clause 18		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.8) Current Clause 22		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.2.9) Sole paragraph of the current Clause 24		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3) Exclusion of:		
(ii.3.1) Current Chapter III ("Company's Bodies")		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.2) Current Clause 15		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.3) Sole Paragraph of the current Clause 15		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.4) Current Clause 16		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		

(ii.3.5) Sole Paragraph of the current Clause 16		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.6) Sub item "d" of the current Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.7) Sub item "e" of the current Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.8) Sub item "f" of the current Clause 19		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.9) Sole paragraph of current Article 20		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.10) Current Clause 21		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(ii.3.11) Sole paragraph of current Clause 21		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(iii) Adjust the wording and numbering of the Company's By-laws, proceeding to:		
(iii.1) Amend the wording of:		
(iii.1.1) The heading of current Chapter II from ("Corporate Capital, Shares and the Shareholders") to ("Corporate Capital and Shares")		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(iii.1.2) First paragraph of current Clause 28		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(iii.2) Correction of typo of certain words of the By-laws and the new reference to Bolsa de Valores de São Paulo, BM&FBovespa		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
(iii.3) Renumbering of certain Clauses of the by-laws and cross references related thereto		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
b. Approve the consolidation of the Company's By-laws:		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
c. Approve adjustments to the compensation amounts of the Administration, as set by the Annual Shareholders' Meeting held on April 28, 2011, due to the redistribution of the compensation amounts of the Directors between the Company and its controlled companies, without adding cost to the global values set for the managers of CPFL Group companies:		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
d. Ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76,		
(i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. ("ERSA"), which resulted in the acquisition of the indirect control, by the Company, of ERSA by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., pursuant to the ratification proposal presented by the Management of the Company; and		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
ii) the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda. based on the net worth of ERSA on July 31, 2011, for purposes of determination of the amounts provided in item II of article 256 of Law No. 6.404/76. Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda. of CPFL Energias Renováveis S.A., the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76:		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
e. Accept the resignation of Mr. Gustavo Pelliciari de Andrade as alternate member of the Company's Administrative Board and elect Mr. Carlos Parcias Junior as his replacement, which shall remain in the position for the term already in progress:		
For ( )	Against ( )	Abstain ( )
Justification of Vote:		
The term of validity of this power of attorney is 1 (one) month, as from this date.		

São Paulo, November [⊠] 2011
Principal
P/p: [⊠](certified signature)
Position:[•]

5 Call Notice

CPFL ENERGIA S.A.
Publicly-held corporation
CNPJ/MF 02.429.144/0001- 93
NIRE 35.300.186.133

Extraordinary Shareholders' Meeting

Call Notice

The Shareholders of CPFL Energia S.A. (the "Company") are hereby called, in accordance with the provisions of Article 124 of the Brazilian Law No. 6.404/76, to convene in an Extraordinary Shareholders' Meeting (" ") to be held on December 19, 2011, at 10:00 am, at the head office of the Company, located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, State of São Paulo, for the purpose of deciding on the following Agenda:

(a) Approve the revision of the By-laws of the Company to:

(a.i) Adjust it to the changes of the By-laws of Novo Mercado of BM&FBovespa ("By-laws of Novo Mercado") through:

(a.i.1) inclusion of:

(1) a sole paragraph to Article 1, to provide that the Company, the shareholders, the managers and the members of the Audit Committee are subject to the By-laws of Novo Mercado;

(2) a new Article 13 and new sole paragraph, to provide that the administrative structure of the Company and the positions of Chairman of the Board of Directors and Chief Executive Officer may not be accumulated by one person, in accordance with the By-laws of Novo Mercado;

(3) a new Article 14 and paragraphs 1 and 2, to consolidate the statutory provisions applicable to the investiture of the members of the Board of Directors and of the Board of Officers;

(4) paragraph 1 of the new Article 15, resulting from the renumbering of Article 14, and revision of paragraph 1, to be renumbered to paragraph 2, of the current Article 14, to be renumbered to Article 15, to exclude the requirement that members of the Board of Directors must be shareholders of the Company, considering the revocation of such legal requirement in accordance with Law No. 12.431/11, as well as to set forth provisions regarding the minimum number of Independent Directors of the Company, in compliance with the By-laws of Novo Mercado;

(5) item "ab" of Article 18, to be renumbered to Article 17, to set forth the attribution of the Board of Directors to issue a previous opinion on the occurrence of any and all tender offer for the acquisition of shares issued by the Company;

(6) paragraph 2 of Article 28, to be renumbered to Article 26, to segregate from the current paragraph 1 the provisions related to the investiture of the members of the Audit Committee;

(7) paragraphs 1 and 2 of Article 39 to set forth the rules applicable to the determination of the Economic Value of the Company in the event of a tender offer for the delisting of the Company, in accordance with the provisions of the By-laws of Novo Mercado;

(8) a new Article 42 and paragraphs 1 and 2 to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado, when there is no Controlling Shareholder, as per the By-laws of Novo Mercado;

(9) a new Article 43 and paragraphs 1, 2, 3 and 4, to set forth the new procedure applicable to tender offers for the acquisition of shares issued by the Company in the event of withdrawal of the Company from the Novo Mercado if view of non-compliance with the obligations set forth in the By-laws of Novo Mercado; and

(10) a new Art. 45 to set forth that the provisions of the By-laws of Novo Mercado shall prevail over the provisions of the By-laws in the event of damage to the rights of the recipients of the tender offers set forth in the By-laws.

(a.i.2) adjustment to the wording of:

(1) item "l" of the current Article 18, to be renumbered to Article 17, to adjust it to the terms of the By-laws of Novo Mercado on the definition of the triple nomination list of specialized firms to prepare the appraisal report of the Company in the event of delisting of the Company or withdraw from the Novo Mercado;

(2) current Article 37, to be renumbered to Article 35, and its sole paragraph, and Article 38, to be adjusted and renumbered to Article 36, and its sole paragraph, which shall be segregated into two new Articles 37 and 38, to adjust the provisions on the procedure to be adopted in the event of transfer of control and tender offer due to transfer of control, in accordance with the provisions of the By-laws of Novo Mercado;

(3) current Article 39, to adjust the provisions applicable to the procedure to be adopted in the event of delisting of the Company, in accordance with the provisions of the By-laws of Novo Mercado;

(4) current Article 42, to be renumbered to Article 41, to adjust the provisions applicable to the procedure to be adopted in the event of withdraw of the Company from the Novo Mercado, in accordance with the provisions of the By-laws of Novo Mercado; and

(5) current Art. 44, to adjust the arbitration covenant to the provisions set forth in the By-laws of Novo Mercado.

(a.i.3) exclusion of:

(1) paragraph 1 of the current Article 29, to be renumbered to Article 27, in view of the changes to the By-laws of Novo Mercado on the obligation to prepare the financial statements in accordance with international standards.

(2) current Article 41 and its sole paragraph in view of the provisions contained therein being incorporated in the new Article 39;

(3) current paragraphs 1 and 2 of the current Article 42, to be renumbered to Article 41, in view of the new wording of Article 41; and

(4) current Chapter IX and current Article 43, in view of the exclusion of the provisions contained therein from the By-laws of Novo Mercado, since the information contained therein has been included in the Reference Form by regulation of the Brazilian Securities and Exchange Commission – CVM.

(a.ii) Adjust the composition and attributions of the Board of Officers, in accordance with the organization restructuring promoted by the Company, in accordance with the decision of the Board of Directors at the meeting held on May 25, 2011, through:

(a.ii.1) inclusion of:

(1) new items "b" and "c" to the sole paragraph of Article 19, to be renumbered to Article 18, to set forth the attributions, respectively, of the Vice President Operations Officer and Vice President Institutional Relations Officer.

(a.ii.2) adjustment to the wording of:

(1) item "a" of the current Article 18, to be renumbered to Article 17, to adjust the new designation of the members of the Board of Officers of the Company;

(2) items "w" and "x" of the current Article 18, to be renumbered to Article 17 to set forth the attribution of the Board of Directors to create Commissions;

(3) current Article 19, to be renumbered to Article 18, to adjust the number of members of the Board of Officers, reducing the number of members from 7 (seven) to 6 (six), and creating the positions of Operations Vice President Officer, Institutional Relations Vice President Officer and terminating the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer;

(4) sole paragraph and items "a", "c" and "g", the latter two which shall be renumbered to item "e" and "f", respectively, of the sole paragraph of the current Article 19, which shall be renumbered to Article 18, to adjust them to the new designation of the members of the Board of Officers of the Company and the new responsibilities of the Financial Vice President Officer and Administrative Vice President Officer;

(5) current Article 22, to be renumbered to Article 20, and its paragraphs 1 and 2, to adjust their wording to the new designation of the members of the Board of Officers and set forth that in case of vacancy of the Chief Executive Officer his position may be temporarily filled in by the Operations Vice President Officer; and

(6) sole paragraph of the current Article 24, to be renumbered to Article 22, to adjust the wording used therein, without change to its provisions.

(a.ii.3) exclusion of:

(1) current Chapter III, in view of the segregation of the definition of the management bodies of the Company in specific chapters and items of the By-laws;

(2) current Articles 15 and 16 and their respective sole paragraphs, in view of the inclusion of the provisions contained therein in the new Articles 14 and 15;

(3) items "d", "e" and "f" of the current Article 19, to be renumbered to Article 18, in view of the proposed termination of the positions of Power Management Vice President Officer, Power Distribution Vice President Officer and Power Generation Vice President Officer;

(4) sole paragraph of the current Article 20, to be renumbered to Article 19, in view of the inclusion of the provisions contained therein in the new Article 14; and

(5) current Article 21 and its sole paragraph, in view of the inclusion of the provisions contained in the new Article 14 and its paragraphs.

(a.iii) Adjust the wording and numbering of the provisions, through the:

(1) adjustment of the title of the current Chapter II ("Capital Stock, Shares and Shareholders"), to exclude the expression "and Shareholders" in view of the non existence of any provisions regarding the shareholders in such chapter;

(2) correction of the spelling of certain words in the Portuguese version of the By-laws and the references to the name of Bolsa de Valores de São Paulo, BM&FBovespa;

(3) adjustment to the paragraph 1 of the current Article 28, to be renumbered to Article 26, in view of its segregation into Paragraph 2 of the referred Article; and

(4) renumbering of the articles and paragraphs of the By-laws and the cross references contained therein in view of the proposed changes.

All amendments proposed in item (a) above are object of the Management Proposal for the Revision of the By-laws of the Company. For better comprehension of the proposed changes, it is available to the shareholders (1) a comparative chart containing the current wording, the proposed wording and comments of the management to each of the items, and (2) the marked-up and clean drafts of the By-laws consolidating all proposed changes.

(b) Approve the consolidated version of the By-laws of the Company, in accordance with the amendment proposed in item "a" of the Agenda;

(c) Approve the adjustment of the total compensation of the management of the Company, previously set forth in the Shareholders' Meeting held on April 28, 2011, in view of the redistribution of the amounts of the compensation of the management among the Company and its controlled companies, without increase to the global compensation set forth for the management of all companies of the CPFL Group;

(d) Ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76, (i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. ("ERSA"), which resulted in the acquisition of the indirect control, by the Company, of ERSA by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., pursuant to the ratification proposal presented by the Management of the Company; and (ii) the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda. based on the net worth of ERSA on July 31, 2011, for purposes of determination of the amounts provided in item II of article 256 of Law No. 6.404/76. Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda. on ERSA, the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76; and

(e) Acknowledge the resignation of an alternate member of the Board of Directors of the Company, and elect his replacement for the remaining term of his mandate.

General Instructions:

1. Shareholders owners of shares issued by the Company may participate in the AGE by themselves, through their legal representatives or attorney-in-fact, provided that the name of such shareholder is registered in the share registry book of the Company at the financial custodian institution of the shares of the Company – Banco do Brasil S.A.

2. The shareholders, in accordance with the terms of Article 126 and its paragraph 1 of Law No. 6.404/76 must observe the following procedures:

(a) The Company requests the shareholders that wish to be represented by an attorney in fact, the advance delivery of the power of attorney instrument and the necessary documents to the head office of the Company up to 24 hours before the time scheduled to hold the AGE, in accordance with the provisions of the current Article 13 of the By-laws of the Company, for purposes of expediting the procedure necessary for your identification. The shareholders who attend the AGE in possession of the required documents may participate and vote, even if such documents have not been delivered in advance;

(b) Before the beginning of the AGE, the following documents must be presented by the shareholders:

(i) In case of individuals – identification document;
(ii) In case of legal entities – identification document of the legal representative of the shareholder, duly accompanied by a certified copy or original of the organizational documents of the legal entity, as well as the corporate document which elected the legal representative of the company (minutes of the meeting which elected the officers); and
(iii) in case of legal entity organized in the form of Investment Funds – identification document of the legal representative of the administrator of the Investment Fund (or manager of the fund, as the case may be), duly accompanied by a certified copy or original of the By-laws of the Investment Fund, or the By-laws or Articles of Organization of its administrator (or manager, as the case may be), jointly with the corporate document which elected the legal representative.

3. The documents related to the matters to be decided on at the AGE, including the documents mentioned in item (d) of the agenda, are available to the shareholders of the Company, as of this date, at the head office of the Company, at its website (www.cpfl.com.br/ri), as well as at the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br).

São Paulo, November 18, 2011.

Murilo Passos
President of the Board of Directors

6 Documents

and Information on the Subjects to be Examined and Discussed in the Extraordinary Shareholders' Meeting

6.1. Management Proposal for Deliberation

a. Revision of the Company's By-laws

The proposed amendments in the Corporate By-laws aim to:

(i) Adapt it to the amendments set forth in the By-laws of Novo Mercado of BM&FBOVESPA ("By-laws of Novo Mercado"), either by the inclusion of new By-law provisions or by alteration and exclusion of others, in order do follow the provisions set forth by BM&FBOVESPA by means of the so-called Minimum Statutory Provisions;

(ii) Adjust it to the new structure and attributions of the Executive Committee, in accordance to the organizational restructuring promoted by the Company and approved by the Board of Directors in session held on May 25, 2011, which extinguished the posts of Distribution, Generation and Commercialization Vice President, and created the posts of Operations and Institutional Relations Vice President; and

(iii) Adjust the wording and numbering of By-law provisions.

In order to facilitate the analysis and vote casting by the members, a single document is submitted – "Amendment Proposal to the Corporate By-laws" – indicating which current provisions will suffer changes, the justification to the respective changes and the new wording of said provisions.

b. Consolidation of the By-laws

In view of the proposed amendments to the Company's By-laws, as indicated in item (a) above, the Management proposes its consolidation, so that all the amendments that are approved in the Shareholders' Meeting may be reflected in a single document.

The By-laws, as set forth in Article 11 of the CVM Rule nº. 481/09, are available to all shareholders. (Proposal By-laws Redline version and Proposal By-laws Final Version)

c. Adjustment of the total compensation of the management of the Company, previously set forth in the Shareholders' Meeting held on April 28, 2011, in view of the redistribution of the amounts of the compensation of the management among the Company and its controlled companies, without increase to the global compensation set forth for the management of all companies of the CPFL Group.

As provided in item (f) of Clause 10 of the Company's By-laws, the Annual Shareholders' Meeting sets, every year, the global fees of members of the Board of Directors and of the Board of Officers, in accordance with the following provisions:

- The members of the Board of Directors will receive fixed monthly fees, irrespective of the number of meetings in which they attend during the month, and they shall not receive additional compensation for their participation in Advisory Committees or Commissions.

- Only the effective Board members receive compensation. Alternate members will not receive any compensation, except when they effectively substitute the Board Member for whom they are an alternate.

- According to Clause 18, item (a) of the By-laws of CPFL Energia, the Board of Directors is responsible for setting the monthly individual compensation of the Company's Board of Officers, with due regard to the global amount established by the Shareholders Meeting.

- The Company's Board of Directors is advised by a Human Resources Committee, which has responsibility, among others, for defining the criteria for the compensation of Board of Officers.

- The compensation of the Company's Board of Officers is composed of fixed and variable portions, the definition of which is based on each Officer's performance compared with the Company's corporate goals and the individual targets established in the context of the Company's strategic plan and GVA value-added metrics.

In order to make the management bodies of the companies controlled by the Company more professional, seeking to improve their decision making procedures, in order to create and increase value to the shareholders and third parties of the CPFL Group, the Board of Officers of the Company, due to the structural organization revision of the Company, approved pursuant to the resolution taken in the Board of Directors Meeting held on May 25, 2011, have ceased to occupy positions in the Management of the companies controlled by the Company, for which they received compensation for.

As a consequence of this change, the positions held by them will be filled in by other executives, which, besides improving and amplifying the professional level of the decisions by adding new knowledge and expertise, allows for new growth opportunities for experienced and capable collaborators of the CPFL group.

In order to adequately reflect said changes within the controlled companies, it was verified that, based on recent market research submitted by reputable specialized companies, there was a need to adequate the compensation proposals of these positions to the salary practices of the market.

To the extent of the above, Management submits a proposal, previously examined by the Human Resources Committee and approved in the Board of Director's Meeting held on September 12, 2011, reviewing the global amount of fees to members of the Board of Directors and of the Board of Officers of the Company, approved in the Annual Shareholders' Meeting held on April 28, 2011 for the term from May 2011 to April 2012.

As a means to facilitate the reading of the following information, the global amount of fees approved and verified in 2010, as well as those approved in the Annual Shareholders' Meeting held on April , 2011.

MAXIMUM GLOBAL COMPENSATION AMOUNTS OF THE BOARD OF DIRECTORS AND THE BOARD OF OFFICERS					
Global Amount (Board of Directors and Board of Officers)	2010		2011		
	Approved (R$)	Realized (R$)	Approved AGO 04.28.2011 (R$)	Realized (R$) (from May/2011 to October, 2011)	Management Proposal
	3,374,043.97	2,908,401.43	4,569,102.28	3.217.342,93	10.600.879,44
Board of Directors	952,560.00	952.560,00	1,333,584.00	655.206,00	1.333.584,00
Board of Officers*	Up to 2,421,483.97	1.955.841,43	Up to 3,235,518.28	2.562.136,93	9.267.295,44

*These amounts include all benefits and charges.

d. Ratify, pursuant to the provisions of Article 256 of Law No. 6.404/76, (i) the joint venture transaction among the Company, its subsidiaries CPFL Geração de Energia S.A. and CPFL Comercialização Brasil S.A. and the shareholders of ERSA – Energias Renováveis S.A. ("ERSA"), which resulted in the acquisition of the indirect control, by the Company, of ERSA by means of the merger of the controlled company Smita Empreendimentos e Participações S.A., pursuant to the ratification proposal presented by the Management of the Company; and (ii) the appraisal report of ERSA, prepared by the specialized company Apsis Consultoria Empresarial Ltda. based on the net worth of ERSA on July 31, 2011, for purposes of determination of the amounts provided in item II of article 256 of Law No. 6.404/76. Pursuant to the appraisal report prepared by Apsis Consultoria Empresarial Ltda. on ERSA, the ratification of the transaction shall not grant the right to dissenting shareholders to withdraw from the Company, in accordance with Article 256, paragraph 2, of Law No. 6.404/76

The Company, through its controlled companies CPFL Geração de Energia S.A. ("CPFL Geração") and CPFL Comercialização Brasil S.A. ("CPFL Brasil") implemented an association with the shareholders of ERSA Energias Renováveis S.A., presently operating under the corporate name CPFL Energias Renováveis S.A. ("CPFL Renováveis" or "ERSA"), in order to unify the main renewable energy assets of the CPFL group and ERSA, actively engaged in the three main renewable energy technology sectors currently developed in the country – Wind Farms, Small Hydroelectric Power Stations and Biomass Thermoelectric Plants (the "Association").

The implementation of the Association occurred by means of the merger, into ERSA, of Smita Empreendimentos e Participações S.A. ("Nova CPFL"), a company controlled by CPFL Geração and by CPFL Brasil and which directly controlled the participations held by the CPFL group in the companies and assets responsible for the generation of renewable energy. As a result of the Association, the Company acquired, indirectly, the indirect control of CPFL Renováveis, and the renewable energy generation assets of the CPFL group and ERSA were unified and began to be operated directly by CPFL Renováveis.

Taking into account that NOVA CPFL and ERSA are companies in the same line of business, the associations between them consolidates their position as leaders in the renewable energy sector, as well as provides synergy gains resulting from the unification of the activities of the companies, which will gain a more efficient structure for developing their businesses, with potential savings of technical costs, of supply costs, and other general and administrative costs, as well as enable greater growth and profitability in the businesses developed by the companies.

Therefore, Management presents the proposal for ratifying the acquisition of indirect control of CPFL Renováveis by the Company, pursuant to the provisions of article 256 of Law No. 6.404/76, taking into account the following resumed terms and conditions:

- The Association is considered a relevant investment, observing that the accounting value of CPFL Renováveis is approximately R$1.3 billion and is therefore superior to 10% of the Company's net worth, as provided by the sole paragraph of Article 247 of Law No. 6,404/76.

- The independent company Apsis Consultoria Empresarial Ltda. was engaged to prepare an appraisal report of ERSA per-Association situation, as of June 31, 2011, taking into account the methodology prescribed in Article 256 of Law No. 6,404/76.

- The value of R$ 1.625 billion was attributed to ERSA, established based on ERSA's economic value prior to the implementation of the Association, assessed in accordance with the discounted cash flow method determined based on an internal study prepared by the management of the Company;

- Based on this internal study of the management of the Company and on the independent appraisal report it was possible to conclude that the acquisition price of the operation did not overpass one and a half times the greatest value applicable to the operation, set forth by the methodology prescribed in Article 256, item II, of Law No. 6,404/76.

- As such, the approval of the operation presented hereunder will not grant the right of withdrawal of the shareholders of the Company which may dissent from deliberating for the ratification of the Association, as provided in article 256, paragraph two, of Law No. 6,404/76. The Replacement Ratio was subject to revision and analysis performed by Deutsche Bank S.A. - substantiated by opinion issued on May 23, 2011.

The independent appraisal report prepared by Apsis Consultoria Empresarial Ltda. is available to the shareholders.

e. To acknowledge the resignation of the alternate member of the Board of Directors of the Company, as well as elect his replacement, who shall remain in his position until the end of the current term.

The current Section II of the Company's By-laws, in Articles 14 through 18, deals with the composition and operation of the Board of Directors.

The Board of Directors shall comprise a minimum of seven (7) and a maximum of nine (9) members, with a standard term of office of one (1) year, of whom a minimum of twenty percent (20%) must be independent board members.

The Annual Shareholders Meeting held on April 28, 2011, approved the election of Mr. Gustavo Pellicciari de Andrade as Alternate Member of the Chairman of the Board of Directors, Mr. Murilo Cesar Lemos dos Santos Passos.

Due to professional matters, Mr. Gustavo Pellicciari de Andrade presented his letter of resignation. To replace him in his position as alternate member of the Board of Directors, the Company proposes to the Shareholders' Meeting the election of Mr. Carlos Parcias Junior, for the remaining term of office of the Company's Board of Directors, lasting until the Annual Shareholders Meeting on April 2012.

The Company shall make the information contained in items 12.6 to 12.10 available to the Shareholders' Meeting, pertaining to the Reference Form (Schedule 24 of the CVM Rule No. 480/2009), as prescribed in Article 10 of the CVM Rule No. 481/2009, as well as the declaration that the member is not involved in any of the crimes legally prescribed that may hinder him from performing commercial activities (CVM Rule nº. 367/2002).

The information pertaining to the appointment of the substitute to the office of Alternate Member of the Board of Directors, appointed by the Controlling Shareholder VBC, listed in Article 10 of CVM Rule No. 481/2009, can be found in the document Information pertaining to the candidate for the position of alternate member of the board of directors.

Links

The underlined words in this manual refer to specific files. To access them, please access the online version of the Manual which is available on the Company's website, the address www.cpfl.com.br or www.cpfl .com.br/ir

2nd version, December 12, 2011.

Corporate Communication Department
Corporate Governance Department
Rodovia Campinas-Mogi Mirim, km 2,5
Zip Code 13088-900 . Campinas . SP
cpfl@cpfl.com.br www.cpfl.com.br